

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 4, 2010

Arne Dunhem
Chief Executive Officer
Elsinore Services, Inc.
3400 International Drive, N.W.
Suite 2K-300
Washington, D.C. 20008-3006

      Re: Elsinore Services, Inc.
                Form S-1
                Filed April 8, 2010
                File No. 333-165949

Dear Mr. Dunhem:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please prominently indicate on the cover page of the prospectus that the company is a shell company. Accordingly, the securities issued by the company in this offering can only be resold through registration under the Securities Act of 1933; Section 4(1), if available, for non-affiliates; or by meeting the conditions of Rule 144(i). Also, revise throughout your prospectus to account for the implications of being designated a shell company (e.g., risk factor disclosure, resale implications, etc.).

2. Disclose whether or not subscriptions are irrevocable. If subscriptions are revocable, discuss the process investors must use to revoke their subscriptions.

3. Please revise to include a cross-reference to the risk factors section, including the page number where it appears in the prospectus. Highlight the cross-reference by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

4. Please revise the cover page to disclose that the subscription proceeds will not be held in an escrow account pending a closing.

5. You state that all proceeds in the offering will be "immediately available" to you. However, you state in the section titled "Proceeds of the offering" that "the net proceeds will be immediately available to us <u>following closing of the offering</u>." Please clarify whether the proceeds will be immediately available to you upon acceptance of a subscription or whether the proceeds will be unavailable until after a closing.

6. We note that you have not included the "Subject to Completion" legend on your cover page. See Item 501(b)(10) of Regulation S-K. Please note that this legend is required to be included on your prospectus cover page if you use the prospectus before the effective date of the registration statement. Please confirm your understanding of this requirement.

Prospectus Summary, page 4

7. Please disclose why you are choosing to go public at this time, especially in light of the added costs incurred by being registered under the Securities Exchange Act of 1934. Discuss why management believes this method of raising capital is more appropriate than obtaining funds from private sources or bank loans.

Risk Factors, page 7

8. Please revise to create a new risk factor that highlights the risks posed by the lack of experience of your management in operating and managing a similar advertising and marketing agency. If you believe that management has such experience, please revise their biographies on page 25 to include such relevant advertising and marketing experience.

<u>Our business plan is unproven…, page 7</u>

9. Revise the third sentence of this risk factor heading to clarify that you have <u>no</u> cash resources. Also, revise the second sentence of the subsequent paragraph to clarify that you have <u>no</u> cash flow (instead of "limited" cash flow).

<u>We may infringe the proprietary rights of others, page 11</u>

10. Please revise this risk factor to specifically discuss how your marketing and advertising services may violate third party proprietary rights, or delete this risk factor.

<u>Unforeseeable disruption in the economy…, page 11</u>

11. Delete this risk factor as it is not appropriate to include risks that could apply to any issuer or any offering.

<u>Our common stock is subject to the SEC's Penny Stock Regulations, page 13</u>

12. Revise this risk factor heading to state the specific risk to the investor.

<u>Management's Discussion and Analysis, page 16</u>

<u>Our Plan of Operation, page 17</u>

13. In the second bulleted paragraph titled "Establish strategic relationships," please include a more robust discussion of how these relationships will be formed, the structure of these relationships (e.g., joint venture), and the cost savings that could be realized from such relationships.

<u>Our Business, page 20</u>

14. We note that you include industry research related to advertising and marketing projections and other figures cited throughout the document, such as those provided by Outsell, Inc. and Technorati. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Description of Our Service Offering, page 21

15. Please revise to provide a more thorough explanation of how you will earn revenues from your services (e.g., fixed price, commission, etc.).

16. We note the two bulleted lists on page 22 related to interactive applications and traditional advertising and marketing methods. Please revise to provide a brief explanation of how you intend to employ or utilize each of these applications and methods in your business model.

Marketing, page 23

17. We note your second bulleted list on page 23 beginning with "Price." Revise to discuss in more detail how each of these items fits within your overall service offering. Also, discuss how your offering of these services will differ from what is currently available from your competitors.

Employees and Employment Agreements, page 24

18. Disclose the estimated number of hours per week that each of Mr. Dunhem and Mr. Schauer expect to devote to the business. In this regard, we note that each is engaged in outside activities.

19. You state that several consultants are supporting your activities on a part-time basis, including a Manager of Operations and a strategic advisor. Please tell us the names of these individuals. Also, include disclosure related to such individuals in response to Item 401(c) of Regulation S-K, identification of certain significant employees. If you believe 401(c) is not applicable, please explain why in your response letter.

Directors and Executive Officers, page 24

20. You state that Arne Dunhem was the Chairman, CEO, and President of Ariel Way, Inc. from February 2004 to April 2010. Please disclose whether Mr. Dunhem resigned from his position at Ariel Way in April 2010. If not, please revise accordingly.

21. Revise to disclose that Ariel Way, Inc. has been delinquent in its SEC reporting since September 2008.

22. Please revise to disclose any affiliated relationships between the companies listed in the biographies. For example, we note that, according to EDGAR filings, Neoreach, Inc. was a subsidiary of MobilePro Corp.

Exhibit 10.1

23. Revise to include in the subscription agreement a bold-face legend stating that by executing the agreement, the subscriber does not waive any rights under the federal securities laws.

24. Clarify the distinction between the two subscription agreement filed as Exhibit 10.1 and Exhibit 10.2.

<p style="text-align:center">*   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste Murphy

for Larry Spirgel
Assistant Director

cc: via fax at (202) 318-4486
        Neil R.E. Carr
        (Babirak Carr, P.C.)